Filed by: ALLTEL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: CenturyTel, Inc.
Commission File No: 1-7784

Note: The following transcript is a conference call conducted by ALLTEL on November 1, 2001. A replay of the call will be available beginning 10:30 a.m. CST on November 1st and ending at midnight CST on November 3rd. The replay can be assessed by called 800-642-1687, passcode 2115217

3rd Quarter 2001 Earnings
Conference Call
November 1, 2001

Kerry Brooks

Good morning ladies and gentlemen. Welcome to ALLTEL's third quarter 2001 conference call. My name is Kerry Brooks, and I lead the investor relations department for ALLTEL Corporation. Thank you for participating in this discussion of our results this morning.

Please bear with me while I read the following safe-harbor statement.

Caution Concerning Forward-Looking Statements - This discussion includes statements about expected future events and future financial results that are forward-looking and subject to risks and uncertainties. The company claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual future results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs, and assumptions and do not guarantee the future or our expected results. In addition, other factors that could cause actual results of ALLTEL Corporation ("ALLTEL") or a combined ALLTEL and CenturyTel, Inc. ("CenturyTel") to differ materially, many of which are beyond the control of ALLTEL include, but are not limited to, the following: (1) the businesses of ALLTEL and CenturyTel may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) the introduction of new technologies and competitors; (9) changes in labor, equipment and capital costs; (10) future acquisitions, strategic partnerships and divestitures; (11) general business and economic conditions; and (12) other risks described from time to time in ALLTEL's and CenturyTel's periodic reports filed with the Securities and Exchange Commission. You are urged to consider statements that include the words "may,""will,""would,""could,""should,""believes,""estimates,""projects,""potential,""expects,""plans,""anticipates,""intends,""continues,"or the negative or other forms of those words or comparable words to be uncertain and forward-looking.

Subject to future developments, ALLTEL may file with the Securities and Exchange Commission a registration statement containing a prospectus and other documents concerning a transaction at a date or dates subsequent hereto. Investors and security holders are urged to read any such documents that may be filed by ALLTEL with the Commission regarding a potential transaction if and when they become available. Any such prospectus or other documents filed in connection with a proposed transaction would contain important information. Investors and security holders would be able to obtain a free copy of such documents, when they become available, at the Commission's web site at www.sec.gov. Any such documents could also be obtained free from ALLTEL, at One Allied Drive, Little Rock, AR 72202, Attention: Vice President of Investor Relations. The materials set forth herein are not intended to constitute an offer to purchase any securities of CenturyTel, nor an offer to sell any securities of ALLTEL that might be issued in a potential business combination transaction involving ALLTEL and CenturyTel, within the meaning of the Securities Act of 1933, as amended, and ALLTEL disclaims that it has made any such offer.

Before introducing our participants, note that a live Webcast of this call is also available on our website at alltel.com and to access the call, go to the investor section and click on the live Webcast link. This section also provides comprehensive financial information about our company as well as the electronic mail alerts and current company presentations.

Now, participating in our earnings discussion this morning are: o Scott Ford, ALLTEL's President and Chief Operating Officer o Kevin Beebe, ALLTEL's Group President - Communications and o Jeff Gardner, ALLTEL Senior Vice President and Chief Financial Officer

As usual, at the end of the call we will be happy to respond to questions, and with that, here is Scott Ford.

Scott Ford

Thank you, Kerry. Catch your breath there. Good morning, everyone. This morning I'd like to address three topics: first, the 600,000 access line acquisition in Kentucky we signed and announced after the market closed yesterday afternoon; second, an update on our offer for CenturyTel; and third, we'd like to talk about the purpose, the original purpose of this call, our very strong third quarter results.

Yesterday, we were pleased to announce the definitive agreement with Verizon to acquire about 600,000 access lines in Kentucky for $1.9 billion in cash. We expect this transaction to close in the second half of 2002. Following the closing, we will serve over three million access lines across 24 states.

These properties will expand our existing communications operations in Kentucky and augment our strategic position as a dominant rural communications provider. The acquisition is expected to be accretive to EPS in year one in the range of 2 to 4 cents. We anticipate these properties will generate annualized revenues ranging between $445 and $465 million and produce cash flow of between $245 and $255 million for our first full twelve months of operations. The acquisition is valued at under seven times cash flow including the income tax benefit of goodwill.

We expect to drive increased revenue opportunities in these markets through penetration of enhanced services such as CLASS features, voice mail, long-distance, Internet access and DSL.

We are very pleased with this acquisition. These properties will contribute to earnings and cash flows while expanding the scale and scope of our communications business.

Secondly, regarding CenturyTel, on August 15, 2001, we made a public proposal to merge with CenturyTel at a value of approximately $43 per share. Despite widespread support from many of ALLTEL's and CenturyTel's shareholders, we realize that our proposal faces an uphill battle at the CenturyTel board level. That said, we continue to believe the benefits for both sets of shareholders could be significant, as the combination of our two companies would create the dominant rural communications provider in the country.

To date, the CenturyTel board has been unwilling to enter into merger negotiations with us and, while we do not understand the economics of such a decision, we fully recognize their right to make it. Nonetheless, our offer will remain outstanding for the time being, and we will not comment further on this topic until we have something else to report.

We will continue to focus on growing our communications business internally and through acquisitions. Our balance sheet is strong, and we are in a good position to take advantage of the many opportunities that are developing as the communications industry continues to consolidate and realign.

Turning now to our third quarter results, we are very pleased to report that we achieved fully diluted cash earnings per share of $.81 this quarter, and $.74 of fully diluted earnings per share from current operations, both of which represent an increase of 10% over the prior year. We are especially proud of this double-digit earnings growth in light of this quarter's very difficult economic challenges.

Our communications business performed exceptionally well. We added over 124,000 net new wireless customers, which was at the high-end of our previous expectations. And on another quarter of 60% EBITDA margins, our wireline business generated year-over-year EBITDA growth of 6%, right in line with our expectations.

I will now turn the call over to Kevin Beebe, Group President of Communications, to discuss the details of our communications business results for the third quarter. He'll be followed by Jeff Gardner and then we'll take a few questions. Thank you.

Kevin Beebe

Thank you, Scott, and good morning, everyone. First, regarding our announced expansion in Kentucky, this transaction is yet another step toward growing our communications business in markets that cluster with our existing operations. These markets are very well suited to ALLTEL, and we believe this transaction will be beneficial to our new customers and employees in Kentucky. As has been typical during ALLTEL's $12 billion of acquisitions over the last three years, we will work diligently to smoothly transition these markets into our existing operations.

Turning to our existing communications business, we achieved a third consecutive quarter of strong wireless results. We managed solid year-over-year and sequential quarterly growth of total and net new customers. Total new customer gain was over 600,000, a 3% increase year-over-year and 10% sequentially. This customer growth, combined with our churn rate, yielded over 124,000 net new wireless customers, a 7% increase year-over-year and a 10% increase sequentially. Our direct sales channels accounted for over 80% of our total new wireless customers. This was the primary contributor to our continued strong sales of national and regional plans. Over 60% of our net new wireless customers purchased either a Total or Regional Freedom plan. These plans continue to yield average retail access revenue per customer at least 50% above our overall average.

Almost 60% of our customers are now digital, and over 70% of our minutes-of-use during the third quarter were on our digital networks. For the fourth consecutive quarter, our minutes-of-use per customer grew by over 40%. Customer churn was 2.42%, which was up from the second quarter, but down slightly year-over-year.

Combined retail and wholesale wireless service revenues were $926 million, up 5% year-over-year. Retail revenue grew 8%, while wholesale revenue declined significantly due to roaming rate reductions with Verizon. Please recall that our final rate reduction with Verizon occurred August 1st.

This quarter, we paid an average of $304 to acquire each wireless customer, that's down 9% sequentially and down 3% year-over-year. This lower cost-to-acquire, combined with other wireless cash cost controls, yielded cash flow of $356 million, which is up 5% year-over-year and up 3% sequentially. Our EBITDA margin, as measured on service revenue, was a very solid 38%.

Turning now to our wireline business, we were able to grow revenues 3% year-over-year and 1% sequentially to 5 or to, excuse me, to $453 million. This revenue growth met our expectations given the current economic climate. Our continued strong focus on cash cost controls helped us grow cash flow at 6%, on a year-over-year basis, to $273 million, which by the way is a 60% cash flow margin.

Finally, our emerging business revenues grew 18% to $117 million in our fifth consecutive quarter of positive and improving operating margins. The success of these businesses continues to be led by our long distance business where we achieved 14% year-over-year customer growth to over 1.24 million long distance customers.

In summary, we think an exceptional quarter for our communications businesses during these very difficult times for our economy and country. I will now turn the call over to Jeff Gardner, our Chief Financial Officer. Thank you.

Jeff Gardner

Thank you, Kevin, and good morning, everyone. First, with respect to the Kentucky transaction, we expect to finance this acquisition with a combination of short and long term debt. Short-term debt will be raised in the commercial paper market. Any long-term debt required will be raised in the public debt market. We believe that the pro forma credit profile for the deal supports ALLTEL's current A1/P1 short-term credit ratings and its A2/A long-term ratings.

Turning to our results this quarter, as Scott mentioned, we achieved fully diluted cash EPS of $.81, and $.74 of fully diluted earnings per share from current businesses, for very solid 10% year-over-year growth from each.

In our communications business, we grew revenues at 5% year-over-year, led by 4% in our wireless business, 18% in our emerging businesses and 3% in the wireline business. Retail revenue growth in the wireless business was approximately 8% on a year-over-year basis. As Kevin mentioned, wireless wholesale revenue was down significantly due to the reduction in our roaming rates with Verizon. EBITDA and operating margins for the communications business were 42% and 26%, respectively.

Our wireless business generated $926 million of service revenue and $47 million in equipment sales for $973 million in total revenue. We achieved a 38% EBITDA margin, as measured on service revenue, and a 22% operating margin. Wireless EBITDA of $356 million, was about $5 million less than we expected due to decreases in customer roaming following the September 11 tragedy. Also, we saw an increase in bad debt expense this quarter, which reflects the soft economy. Our wireless service revenue margin was unchanged compared to a year ago and up sequentially despite the significant wholesale revenue declines mentioned earlier.

As Kevin mentioned, we added 124,000 net new wireless customers driven by total new customer growth of 600,000 and a churn rate of 2.42%. Over 60% of these net new customers subscribed to our higher-end national or regional plans. We paid an average of $304 to acquire each customer, down from $315 in the third quarter of 2000. For the quarter, average revenue per customer was $47.36, down 5% over last year. The decline was primarily due to the roaming rate reductions under our Verizon roaming agreement. The final rate reduction occurred August 1st.

In the third quarter, our wireline business continued its strong contribution to earnings, with 60% EBITDA and 40% operating margins on year-over-year revenue growth of 3%. Although the economic climate dampened revenue growth, our focus on cost control yielded cash cost per customer of $22 and delivered strong cash flows and earnings.

Information Services revenue grew 2% year-over-year to $326 million, about $8 million below our expectations. This revenue shortfall was primarily attributed to the substantial decline in IT spending across the financial services sector. We did, however, grow EBITDA 6% year-over-year to $90 million through focused expense management. As general economic conditions improve, we expect improved growth prospects for this business, although the fourth quarter is likely to be equally challenging with regard to closing new business.

We had one-time items during the quarter: |X| A $5 million charge for severance costs in our Information Services business. |X| A $9 million non-cash charge for wireless network upgrades in acquired markets in preparation for our transition to 1XRTT. We expect an additional and final charge of $5 million in the fourth quarter as we complete this upgrade. After these upgrades, our wireless network will be easily transitioned to 1XRTT.

Earlier this month, the FCC announced access reform for rate-of-return ILECs. The new rules will reduce the amount of interstate access revenue we receive from carriers and will allow us to offset this reduction with increases in subscriber line charges and Universal Service Fund draws. These new rules will be implemented January 2002 and are expected to be revenue neutral for our wireline business next year.

Our core businesses continue to generate strong free cash flow that improves our already solid balance sheet. Since year-end, long term debt is about $900 million and equity as a percentage of total capitalization is 59%. Our annualized return on equity for the quarter was 17.2%.

Before we open the call to questions, we would like to provide our guidance for the fourth quarter of 2001. The current economic climate and world events make the fourth quarter particularly difficult to forecast. Nonetheless, we expect: |X| Wireless gross adds of 600,000 to 640,000. |X| Wireless churn of 2.4% to 2.5%. |X| Wireless service revenues of $925 million to $940 million with about 38% EBITDA margins. |X| Wireless equipment sales of $50 to $60 million. |X| Wireline revenue of $453 million to $458 million with about 60% EBITDA margin. |X| Emerging business revenues of $119 million to $123 million with EBITDA of $22 million to $26 million. |X| Information services revenue of $327 million to $337 million with EBITDA of $90 million to $94 million. |X| Fully diluted cash EPS of $.79 to $.83, and GAAP EPS of $.72 to $.76, producing continued strong double-digit year-over-year earnings growth.

We are pleased with our exceptional performance this quarter, and we will now take a few questions. Operator, we would appreciate it if you would please review the instructions and open the call to questions.

Your first question comes from Thomas Lee of JP Morgan.

Good morning, guys. Congratulations. Very solid quarter. I had a question for you with regards to the cash cost per user. Jeff, you mentioned it had grown to $22 per month which is both up sequentially by $2 and up year-over-year by $2 and I was just wondering if this reflects either a shift in your inbound outbound mix so that you had more off net minutes which means you had a rate come down which is actually favorable for this number or if it relates to digital upgrades and the cost replacing handsets.

Kerry, or I'm sorry, Tom.

Jeff Gardner

The cash cost that I refer to in the script related to the wireline business, on the wireless side our cash cost were fair rated flat with a year ago.

Actually, Jeff, you know, if you calculate the pre marketing cash cost per sub, it was up $2 year-over-year.

Times cellular, yeah.

In the wireless business, what we talked about on the cash cost side, we talked about the bad debt expense being slightly off and the other thing that continues on a year-over-year basis is systems expense as Kevin mentioned, our minutes of use continue to grow at about 40% year-over-year and that's driving higher inner connection and LD cost.

Okay, just to clarify, you know, some of the carriers report RPU net of bad debt, is your RPU then a gross number not net of bad debt and could you just give us an idea of what the off net minutes of use may be doing to that cash cost per user number or your pre marketing cash expenses on the wireless.

We report RPU on a gross basis, Tom, and the growth rate has exceeded in the LD expenses, has been in the 20% range. I don't have in front of me precisely what that means on a per customer basis but is obviously up pro rata in line with that 20% year-over-year increase.

Okay, thanks.

And I think over all, Tom, on expenses when you look at the wireless business, one of the things that we're pleased about is year-over-year we've managed our EBITDA margins flat despite the pressure that we're seeing from systems expense. We've taken great, we've gone to great levels of detail early in the year to adjust our cost rate, as you know and we are very pleased to have merged from this with the wholesale reductions and the system pressure with flat margins on a year-over-year basis.

Great. Thanks.

Your next question comes from Peter Friedland of W.R. Hambrecht.

Hey, guys. In the wireless business, if you could just talk a little bit about prepaid as a percent of your total subscriber base and as a percent of gross adds turn the quarter.

Kevin Beebe

Hey, Pete. This is Kevin. Our prepay as a percent of our base continues to run under 6% and we don't release any statistics other than that. We think that's a very solid number compared to some others quite frankly that we've seen this quarter.

I guess then the follow up would be what are your thoughts given where the U.S. is in terms of wireless penetration, and, you know, the customers that are left out there. What are your thoughts as to, you know, what you guys will do with prepaid or something like prepaid potentially to continue customer growth going forward.

Well, we have prepay offerings in the marketplace today, so we have that particular application and in a leather market you know about our boomerang offering. We continue to focus our promotional effort, our selling incentive on higher value generating plans. Retailing our total plans. And the third quarter was yet another quarter of being successful at that.

Okay, and then on the wireline side, did you have negative access line growth, is that, am I looking at that right?

Jeff Gardner

We had 1% access line growth year-over-year and 3% revenue growth EBITDA.

Well, I guess in terms of reduction quarter to quarter in access lines. As opposed to year-over-year piece? Yep. We're looking up the number. I think the better comparison is the year-over-year number. There are things that are seasonal in the wireline business just like there are things that are seasonal in the wireless business. If we can take this one off line, it appears to be up. It appears to be up 5,000, so we will get with you, Peter, to see where we're not connecting on that. Okay. Great. Thanks, guys. Your next question comes from Mike Balhoff with Legg Mason. Good morning, gentlemen. Good quarter on the wireless side. Could I get a little more detail on the acquisition. What precisely are the number of lines now and what do you expect at the time of the acquisition. And I'd like a sense also of how many of those are in Lexington, if I could figure that out, please.

Jeff Gardner

Michael, the lines that were acquired, as we said in the press release, were about 600,000. If you forecast that this deal would close at the earliest in the June timeframe and assume a 1% or 2% growth rate, you'll get something in that 610,000 range. And about 200,000 of these lines are in the Lexington area. Turning to the issue of revenues, I calculated from your numbers that we're looking at about a $62 revenue per line per month and I assume that cash flow means EBITDA and that the EBITDA margin is 55%. Is that anticipated at the time of the closing or is that the current numbers that you have. Pat, that's the current numbers in those markets. We have looked at those and think that those markets are performing very well today and that's one of the reasons we felt like they are very attractive, and the other point that you raised in your discussion of the RBOC lines in your recent piece, plant in those markets is in particularly good shape and we don't anticipate any incremental capital infusion in those markets. Are they going to be price cap or rate of return, Jeff? We anticipate getting a price cap waiver so that we will continue to operate those markets as price cap and continue to run the balance of our wireline market under rate of return regulation. Two other brief questions. Universal service. I'm looking at per line per month being less than a dollar. Is that right? That's light. It's less than ours, but not that much less. Okay, and then the final question relates to competition. In the area. My understanding is that BellSouth has an unlit fiber ring around Lexington and I'm just wondering what your take is on competition in those markets and thank you for answering the questions. You're welcome.

Kevin Beebe

Hey, Mike. This is Kevin. I think, obviously, we are anxious to understand much more about those markets and we'll do that through our transition process and working with Verizon and I think, generally, CLEC competition has been a tough business to be in these days, but I think that's all we have to comment on right now. Thank you. You're welcome Your next question comes from Charles Pluckhahn of Stephens, Inc. Hi, guys. My questions were answered. Thanks. Your next question comes from Kevin Roe with ABN AMRO. Hi. Good quarter. This is Lucas Temay for Kevin Roe. In light of the Verizon acquisition and the CenturyTel proposal, could you tell us a little about your current thinking in terms of wireline versus wireless acquisitions? Thanks.

Scott Ford

Well, we're going to continue to pursue a balanced growth strategy along that line. You know, if you go back to everything we've been talking about the last 2 or 3 years, and everything we have done as a company has been built around our understanding and our view on the economics of being an access provider as opposed to a transport provider or a particular service type of provider or a product provider. Whether they be wireline or wireless access relationship, they carry slightly different valuations and different multiples for their different growth characteristics but in terms of really preferring to drive the mix one way or the other, we've been a very disciplined buyer, we will continue to be that. We try to buy things at a good value both for our shareholder and a price point obviously that will make the properties trait, but we don't necessarily have a targeted mix, wireline or wireless, that we are trying to drive to on that. Great. Thanks. And more detailed question on wireless. What are you expecting in, may be in Q4, for a cost per gross add, if you can give a little color on that, and your cash cost pres in the wireless business is one of the lowest in the business, and looking forward to 02, how much lower could that potetially go, 02 and beyond. Thanks.

Kevin Beebe

Hey, look, this is Kevin. We don't guide on either. The acquisition cost from a wireless perspective is as in flow with the amount of advertising we have done in our equipment subsidy. We are very pleased with third quarter numbers. I think we have managed that well, especially in light of sequential and year-over-year increases in our gross sales mix. Thanks for noticing the cash cost on the wireless side. We think that, as well as the cash cost on our wireline side, quite frankly, are a very direct result of the way we are structured as an organization, aligned as one communcation company and that has given us some advantages and we will continue to drive that through fourth quarter and in to 02 and that's probably the extent of what we are able to say at this point.

Jeff Gardner

Just a jot further on cash cost. One of the benefits of being a converged organization, is any time we do an acquisition in either business, both businesses tend to benefit from that, so on a cash cost basis you can expect overall, both wireless and wireline will benefit from the additional scale. Great. Thanks. Your next question comes from Tavis McCourt with Morgan Keegan. Morning, guys. A couple of quick questions here. I guess first, on the acquisition, can you describe what are the overlaps right now. If there is any overlap with the wireless property and then is there a bundle of existing wireline property near that northern Kentucky area, and then I guess, secondarily, it seems like the acquisition prices are a lot more beneficial to you guys this year I guess for the industry than it was 18 months ago. What is that a function of or was it just one bidder out there overbidding 18 months ago or just things getting more rational?

Kevin Beebe

This is Kevin. I'll take the first one. Yes, there is overlap in the northeastern corner of the state with some of our wireless properties. We serve about 40,000 total communciations customers today in the state. The other advantage we think of Kentucky in terms of how it clusters with our existing operations, it is a state between the state of Ohio and then our southeastern market and clustered very well in terms of community of interest. They are consistent with all of the reasons we have been interested in acquiring properties over the last 3 years. I'll turn the second part over to Scott.

Scott Ford

We don't have any insight obviously into the dynamics of whose at which auction. That's not generally something that, as someone kind of put in a position to having to bid, that the sellers generally like to give us a lot of information on. It appears, though, that if you look at the prices in terms of what both the wireline individual asset sales are going for and you look at the valuations in the wireless sector in terms of kind of our industry segment, it appears that the prices are becoming, what we would call more in line with what the actual dynamics are in the business. There are issues in roaming, particularly in the wireless business, going forward, that we're not exactly sure that every company's got priced into it yet. We will continue to wait and watch through that cycle, and in the wireline business we will continue to try to be a disciplined buyer which is always a function not only of price but also on the terms and the transition and the risk inherent in making the acquisition close successfully, not only for the shareholders but for the customers as well. And, Scott, is it fair to say, back on the CenturyTel issue that given that your balance sheet's going to be more lever now and theirs looks as it will as well that there are not going to be some kind of different stock versus cash type negotiation if that were ever to come to fruition at this point?

Scott Ford

Like I tried to allude to in the beginning, we don't have a whole lot of information at this point that is relevant to be shared I think with the world. We would be able to continue if CenturyTel wanted to to work through a merger, the terms and conditions of which the respective balance sheets could handle that would make sense for the shareholders but it takes two people to have that discussion and so far there is only one of us here, so that's really all we've got to say on that. Thanks, Scott. And then one housekeeping, Jeff. I know you don't give out specifics, but roughly what was roaming as a percentage of wireless revenues this quarter?

Jeff Gardner

Less than 9% of wireless revenues. Great. Thanks. Your next question comes from Dimitry Khaykin with Gabelli and Company. Good morning, guys. I'll probably pick up some slack from an individual who passed on the question early on. Can you talk about the..cause you provided some numbers on the minutes of use being up 40%..is it the included AHMEN or exluded AHMEN. If you can separate those two. That's number one question. Number two, I was looking at CAPX and the corporate line. The CAPX was like $17 million versus 5 and 1/2 or something like that last year. On the local side, network access and LD was a little lower sequential in year-over-year and I want to know the impact, the reason for that and then I have maybe one or two quick questions on the Verizon deal.

Kevin Beebe

Thank you, Dimitry. This is Kevin. The 40% increase is local minutes. We really don't talk about roaming minutes specifically because the local minutes are the most material part of our income statement with less than 8% of our revenues now coming from roaming. Is it 8 or 9? Less than 9%. Okay. The second question had to do with CAPX. Right.

Jeff Gardner

CAPX in 3Q was down over 2 Q. We got a lot of our construction done in 2Q in the wireless business. You saw it step back only because of scheduling and forecasting spending. You will see that come back to second quarter spending levels in the final quarter of the year. We still feel comfortable that it will come in line with the capital guidance that we gave early in the year. Which is 1.2 - between 1.2 and 1.25. And what about next year CAPX? We haven't guided on that yet. Okay.

Scott Ford

Dimitry, this is Scott. I don't hear you asking all these questions on all the other calls we sit in. Ask em. Do we give help. That's because I love you guys. Well we're trying to be as helpful as possible. Absolutely. The network part. Network access LLD on the ILEC side? There's nothing significan there. I don't recall precisely what drove that up high last year, but that hit very much in line with our expectations for the quarter, and our margins came in right where we thought they were. So we'll take a look back; Kerry will follow up with you if there was anything last year. Going back to minutes of use, do you provide any kind of an absolute number of what the minutes of use is? No. OK, that's an easy one. On the Verizon deal, the numbers that you gave, the margins, revenues and cash flows. This is, you mean the first full year of operations, correct? Yes. Now, what types of penetration rates of class services and all the other vertical features these properties have vs. what you guys have in your own markets. They're on average, this is Kevin, Dimitri, on average, they're slightly below our averages. We're, as Scott mentioned in his opening comments, we think, we're excited about the opportunities to grow our enhanced services business over there. I think you can read into that whatever you might, but we're excited about that and anxious to get that going. How long will it take you to get the margins up to your level? That's the $64 million question. We're going to work diligently. I think we've had a great track record over 3 years of working very hard in getting very focused. I can assure that we're going to do that here. What are the tax benefits? The goodwill? The amortization which is, as you know, is deducted for a tax basis over a 15-year period would be roughly $250 million on a net present value basis. OK. Scott, this is a question for you, and you can probably pass on it. Now it seems like you are making your acquisitions and CenturyTel is making theirs. Is the fact that they have made this acquisition makes them more or less attractive to you? Well the properties that they bought, you are talking about the ones in Alabama and Missouri?

Correct.

The properties that they bought, they don't scare us off, obviously. They are the types of properties that you would expect that we would be interested in. And, I don't think that that has material impact one way or another on our interest in combining with CenturyTel. And the fact that you originally said that your offer assumes no change in assets and yet in the opening remarks you said that the offer still stands. So is it slight change, or? Well you have to go back...We have not commented on this situation since the Sept. 11 tragedy. And frankly chose to take a lower profile on this situation largely in light of the issues created around that in the general public. So if you were to ask us straight up if we would like to talk to Century Tel about working out something with them. The answer is yes. But can I tell you if I think that is going to happen one way or another. No. Do you have any type of type of timeline that you said we're going to try to do our best within the next two or three months or whatever the case is and after that, we're just going to move on with our lives? We wouldn't comment on that one way or the other. Dimitri, we appreciate your questions, and thank you very much. This if Jeff Gardner, before we move on to the next question, I just wanted to clarify something on the wholesale roaming. Kevin was right, the less than 9%, it is actually more like 7.5% for the quarter to save Kerry some follow up work after the call. Thank you.

Frank Louten of Raymond James

Hey guys. Couple of quick questions. One on competitive fronts, what are you seeing as far as handsets? What is sort of the lowest price point that you are giving away handsets? And secondly, on the wireline side, the access lines are at a little bit lower than we expected, and I assume that would come from the CLEC side. What were the number of CLEC lines that you added? Are you seeing any impression on that business with the economy? Are you losing any significant customers? Thanks. Frank, this is Jeff. First of all on the equipment side, as Kevin said, we focused our promotions on the Total and Regional Freedom plans so our phone pricing got better as you went up in terms of the value opportunity. If you were going to buy an $80 Total Freedom plan you could get a free or very inexpensive phone. If you bought a phone on one of our security plans, the price was much higher as much as $49-59. Just in general they very a great deal by market. And the second question was on...? What was the second question, Frank? On the access lines...On the access lines, we don't disclose the CLEC number, but we thought in looking across the industry the 1% growth rate looked, especially when you look at some of the RBOC numbers, we thought looked pretty good. Our CLEC business overall, from a revenue perspective, grew at about 20%. Do you expect any changes to that going forward? Are you seeing any different trends in that say than you did two months ago? Well, keep in mind, Frank, that our CLEC business is very very different from any other. Right. We only offer CLEC where we are a wireless provider. We are offering CLEC to primarily small and medium business customers. We haven't talked or guided on future numbers but that is our business plan and that will continue to be our business plan Great. Thanks. You're welcome. Your next question comes from Will Power with R.W. Baird. Good morning. I wondered, first, if you could perhaps provide us an update on the boomerang services. As I recall, in Q2 you were in 10 markets, and any plans to expand that and any real change in the economics of that business, and second, related to wireless, in general, what are your expectations with regard to EBITDA margins as we move into 02 and beyond. I mean is it sensible to still assume that at some point over the next 18 months you can get back to a low 40% EBITDA margin or what's going to be the drivers behind that?

Okay. Will, this is Kevin. On boomerang, we have not opened any new markets. We continue to be pleased with the progress of that service in the market that we offer it. We think it's a very compelling offer for that particular segment of the marketplace. Again, we have gone on record firmly in saying it's a segment offering, it's not a business, and we're very pleased with how that's been integrated into our existing offer. In terms of cash flow margins in the wireless business in 02 we haven't guided in 02. Really, we're very pleased with 38% in the third quarter. It obviously stacks up extremely well in terms of other industry participants in light of 600,000 gross sales which is up as well to control the end year after year. Operator, we have time for one more question, please.

The next question comes from Ben Abramovitz with Jefferies and Company. Good morning, guys. Good quarter. Just a couple of quick questions. On the wireline side and acquired Verizon access lines, how many second lines are in that number and what percentage of that were business lines. Then I just have one quick follow up on a wireless.

Hey, Ben. This is Kevin. In terms of the purchase, we really only released the about 600,000 number. No more specific than that right now. Go ahead on the wireless. The question was on Verizon, have you now reached...I know you were approaching parity in exchanging inbound and outbound roamings with Verizon. Have you now reached parity with them? Yeah. Well, 2 points there. We said in the script that we are at our lowest rate which is the .05 that we had talked about all along, and then secondly, from a minute perspective, we crossed the break even point a couple of months ago and our minutes continue to grow faster than the output minutes on the Verizon side, as we sell more and more of our Total Freedom plan, so we are past that point today. Okay. So now you be come at these lower rates are now, not paired to Verizon. Correct? We are sending more minutes to them than they are to us. You're right. Okay.

Kerry Brooks after Q & A
All right, folks. Thanks, Ben. Thank you for joining us this morning. We appreciate your interest and support. As is normal, if you have any additional questions, please feel free to call our Investor Relations department at 501-905-8991. Again, thank you for your attention this morning.